                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           U.S. MEDICAL PRODUCTS, INC.
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                                Class A Warrants
                         (Title of Class of Securities)

                                    90336P100
                                 (CUSIP Number)

                              Lee R. Petillon, Esq.
                              Mark T. Hiraide, Esq.
                                Petillon & Hansen
                        21515 Hawthorne Blvd., Suite 1260
                               Torrance, CA 90503
                                 (310) 543-0500

           (Name, Address and Telephone Number of Person Authorized to
                        Receive Notices & Communications)

                                 August 21, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

Check the following box if a fee is being paid with the statement.     /x/

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

                                  SCHEDULE 13D

CUSIP No.  90336P100

1.       NAME OF REPORTING PERSON           Metrax Medical, Inc.

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                           ---------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)  /  /
                                                            (b)  /  /

3.       SEC USE ONLY

4.       SOURCE OF FUNDS                                        N.A.

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               /  /

6.       CITIZENSHIP OR PLACE OF ORGANIZATION                 Delaware

NUMBER OF                  7.      SOLE VOTING POWER            30,269,008
SHARES
BENEFICIALLY               8.       SHARED VOTING POWER                0
OWNED BY
EACH                       9.      SOLE DISPOSITIVE POWER       30,269,008
REPORTING
PERSON WITH                10.      SHARED DISPOSITIVE POWER           0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON                                                   30,269,008

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES* (See Instructions)                  /  /

13.      PERCENT OF CLASS  REPRESENTED BY AMOUNT IN ROW (11)          80%

14.      TYPE OF REPORTING PERSON                                     CO.

                                  SCHEDULE 13D

CUSIP No.  90336P100

1.       NAME OF REPORTING PERSON           Metrax GmbH

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                            ---------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)  /  /

                                                            (b) /  /

3.       SEC USE ONLY

4.       SOURCE OF FUNDS                                       N.A.

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              /  /

6.       CITIZENSHIP OR PLACE OF ORGANIZATION                Germany

NUMBER OF                  7.      SOLE VOTING POWER                   -0-
SHARES
BENEFICIALLY               8.      SHARED VOTING POWER                 -0-
OWNED BY
EACH                       9.      SOLE DISPOSITIVE POWER              -0-
REPORTING
PERSON WITH               10.      SHARED DISPOSITIVE POWER            -0-

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  -0-

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES* (See Instructions)                   /  /

13.      PERCENT OF CLASS  REPRESENTED BY AMOUNT IN ROW (11)           0%

14.      TYPE OF REPORTING PERSON                                      CO.

                                  SCHEDULE 13D

CUSIP No.  90336P100

1.       NAME OF REPORTING PERSON           Heinz Bucher Verwaltungs GmbH

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                         ---------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)  /  /
                                                            (b) /  /

3.       SEC USE ONLY

4.       SOURCE OF FUNDS                                      N.A.

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                /  /

6.       CITIZENSHIP OR PLACE OF ORGANIZATION                 Germany

NUMBER OF                  7.      SOLE VOTING POWER                      -0-
SHARES

BENEFICIALLY               8.      SHARED VOTING POWER                    -0-
OWNED BY
EACH                       9.      SOLE DISPOSITIVE POWER                 -0-
REPORTING
PERSON WITH               10.      SHARED DISPOSITIVE POWER               -0-

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     -0-

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES* (See Instructions)                     /  /

13.      PERCENT OF CLASS  REPRESENTED BY AMOUNT IN ROW (11)           0%

14.      TYPE OF REPORTING PERSON                                      CO.

Item 1.           Security and Issuer.

                  This Schedule 13D relates to shares of common stock, no par value (the "Common Stock") of U.S. Medical Products, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 12201 Technology Boulevard, Suite 100, Austin, Texas 78727.

Item 2.           Identify and Background

                  This Statement is filed by the following reporting persons:

(a)      Metrax Medical, Inc. ("MMI").
(b) MMI's present mailing address is c/o Petillon & Hansen, 21515 Hawthorne Boulevard, Suite 1260, Torrance, California 90503.
(c) The principal business of MMI is the sale and distribution of medical products in the United States. MMI is a wholly-owned subsidiary of Heinz Bucher Verwaltungs GmbH.

(a)      Metrax GmbH ("Metrax GmbH").
(b) Metrax GmbH's business address is Rheinwaldstr. 22 - D-78628 Rottweil, Germany.
(c) The principal business of Metrax GmbH is the manufacture, sale and international distribution of medical products. Metrax GmbH is a wholly-owned subsidiary of Heinz Bucher Verwaltungs GmbH.

(a)      Heinz Bucher Verwaltungs GmbH ("Bucher GmbH")
(b) Bucher GmbH's business address is Rheinwaldstr. 22 - D-78628 Rottweil, Germany.
(c) The principal business of Bucher GmbH is to act as a holding company for Metrax GmbH.

         The following persons are not reporting persons but are identified as they are executive officers or directors of a reporting person.

         Heinz Bucher. Mr. Bucher has his principal business address at Rheinwaldstr. 22 - D-78628 Rottweil, Germany. His principal employment is as the President of Metrax GmbH. He also serves as Chairman and Chief Executive Officer of MMI.

         Thomas Otto. Mr. Otto has his principal business address at Rheinwaldstr. 22 - D-78628 Rottweil, Germany. His principal employment is as the Vice-President of Metrax GmbH. He also serves as President and a director of MMI.

         None of the individuals or entities identified above, during the last five years, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. All natural persons are citizens of Germany.

Item 3.           Source and Amount of Funds or Other Consideration.

         Pursuant to that certain Purchase Agreement, dated August 19, 1996 (the "Purchase Agreement"), MMI acquired from Durian Securities, Inc., a New York corporation (the "Seller") 12,998,060 shares of common stock, no par value (the "Common Stock") of U.S. Medical Products, Inc. (the "Company"), 17,270,948 Class A Warrants to acquire, in the aggregate, 17,270,948 shares of the Common Stock, and a note issued by the Company to the Seller, dated as of August 19, 1996 in the principal amount of $1,100,000 (the "Note") for a consideration of $1,000,000 (the "Purchase Price"). The source of funds for the cash portion of the Purchase Price, $25,000, which has been paid to the Seller, was a non-interest bearing loan from Metrax GmbH to MMI, payable on demand. The balance of the Purchase Price was paid by the delivery by MMI of a promissory note in the principal amount of $975,000, bearing interest at the rate of ten percent (10%) per annum (the "MMI Promissory Note"). The principal amounts of $100,000, $250,000, and $250,000, together with accrued and unpaid interest, are due and payable on August 29, 1996, November 1, 1996 and January 15, 1997, respectively. The entire outstanding principal and accrued and unpaid interest is due and payable on April 15, 1997. The MMI Promissory Note is secured by the Note and all collateral securing the Company's obligations under the Note. MMI's obligations under the MMI Promissory Note and arising out of the Purchase Agreement have been guaranteed by Metrax GmbH and by Mr. Heinz Bucher.

Item 4.           Purpose of Transaction.

         The purpose of the purchase of the Company's stock by MMI is to effect a business combination of Metrax GmbH with the Company. The present owner of Metrax GmbH, Bucher GmbH, intends to transfer its shares of Metrax GmbH to MMI in exchange for the issuance of common stock of MMI. MMI thereafter intends to merge with the Company. The Company would be the surviving corporation and Metrax GmbH would become a wholly-owned subsidiary of the Company. The Company would thereafter form a new wholly-owned subsidiary and transfer to it all of the business and assets of the Company. The Company would transfer its listing of Common Stock from the Boston Stock Exchange to The Nasdaq Stock Market.

         The board of directors of the Company resigned, effective August 19, 1996, concurrently with MMI's purchase of the Common Stock, Class A Warrants and the Note, and appointed Heinz Bucher, Thomas Otto and Fred Mindermann as directors of the Company. The Company's Chairman, Jeffrey A. Smith, and its Chief Executive Officer, J. Melville Engle, resigned, effective August 19, 1996, and Thomas Otto and Fred Mindermann were appointed by the Board as President and Vice-President, respectively.

         Item 5.           Interest in Securities of the Issuer.

         (a) MMI owns 12,998,060 shares of the Company's Common Stock, constituting 80% of the outstanding Common Stock of the Company. In addition, MMI owns 17,270,948 Class A Warrants to acquire, in the aggregate, 17,270,948 shares of the Common Stock, for an exercise price of $3.60 per share. The Class A Warrants are exercisable at any time from May 11, 1995 until May 10, 1999. If MMI exercised the Class A Warrants it would own an aggregate of 30,269,008 shares of Common Stock, constituting 90.3% of the outstanding Common Stock. Neither Metrax GmbH nor Bucher GmbH owns any shares of Common Stock or Class A Warrants. Metrax GmbH and Bucher GmbH may be deemed beneficial owners of the Company's securities by virtue of their ownership of MMI and Metrax GmbH, respectively.

         (b) MMI has the sole power to vote and to dispose the 12,998,060 shares of Common Stock of the Company.

         (c) There have been no transactions by any of the reporting persons in the Company's common stock during the last sixty days, other than those transactions disclosed herein.

         (d)      Not applicable.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         The are no contracts, arrangements, understandings, or relationships (legal or otherwise) with respect to any securities of the Company other than those disclosed herein.

Item 7.           Material to be Filed as Exhibits.

         Metrax Medical, Inc. Promissory Note, dated August 21, 1996.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    METRAX MEDICAL, INC.

Dated:   August 29, 1996            By:     THOMAS OTTO
                                        ---------------
                                            Name:    Thomas Otto
                                            Title:  President

                                            METRAX GMBH

Dated:   August 29, 1996            By:     THOMAS OTTO
                                        ---------------
                                            Name:    Thomas Otto
                                            Title:   Vice-President

                                            HEINZ BUCHER VERWALTUNGS GMBH

Dated:   August 29, 1996            By:  HANZ BUCHER
                                        ---------------
                                            Name:  Hanz Bucher
                                            Title:  President

                                                                EXHIBIT A

                              METRAX MEDICAL, INC.
                                PROMISSORY NOTE

August 21, 1996                                                $975,000.00

        FOR VALUE RECEIVED, METRAX MEDICAL, INC., a Delaware corporation (the "Maker") hereby promises to pay to the order of DURIAN SECURITIES, INC., a New York corporation, (the "Payee"), at its offices within the City of New York, New York, or at such other place as the holder of this Note may designate, the principal sum of NINE HUNDRED SEVENTY FIVE THOUSAND DOLLARS ($975,000.00), together with interest on the unpaid principal balance of this note (the "Note") from day to day outstanding, as hereinafter provided.

                                  I. INTEREST

        1.01 Interest.

                (a) The unpaid principal balance of this Note from day to day outstanding which is not past due shall bear interest at the rate of ten percent (10%) per annum. Any principal of, and to the extent permitted by applicable law, any interest on, this Note which is not paid when due shall bear interest, from the date due and payable until paid, at the rate of twelve percent (12%) per annum.

                (b) It is the intent of Payee and Maker to conform to and contract in strict compliance with applicable usury law from time to time in effect. All agreements between Payee or any other holder hereof and Maker are hereby limited by the provisions of this paragraph which shall override and control all such agreements, whether now existing or hereafter arising and whether written or oral. In no way, nor in any event or contingency (including but not limited to prepayment, Default, demand for payment, or acceleration of the maturity of any obligation), shall the interest taken, reserved, contracted for, charge or received under this Note or otherwise, exceed the maximum non usurious amount permissible under applicable law. If, from any possible construction of any document, interest would otherwise be payable in excess of the maximum non usurious amount, any such construction shall be subject to the provisions of this paragraph and such document shall be automatically reformed and the interest payable shall be automatically reduced to the maximum nonusurious amount permitted under applicable law, without the necessity of execution of any amendment or new document. If the holder hereof shall ever receive anything of value which is characterized as interest under applicable law and which would apart from this provision be in excess of the maximum lawful amount, an amount equal to the amount which would have been excessive interest shall, without penalty, be applied to the reduction of the principal amount owing on the indebtedness evidenced hereby in the inverse order of tis maturity and not to the payment of interest, or refunded to Maker if and to the extent such amount which would have been excessive exceeds such unpaid principal. The right to accelerate maturity of this Note or any other indebtedness does not include the right to accelerate any interest which has not otherwise accrued on the date of such acceleration, and the holder hereof does not intend to charge or receive any unearned interest in the event of acceleration. All interest paid or agreed to be paid to the holder hereof shall, to the extent permitted by applicable law, be amortized, prorated, allocated and spread throughout the full stated term (including any renewal or extension) of such indebtedness so that the amount of interest on account of indebtedness does not exceed the maximum non usurious amount permitted by applicable law. As used in this paragraph, the term "applicable law" shall mean the laws of the State of Texas or the federal laws of the United States, whichever laws allow the greater interest, as such laws now exist or may be changed or amended or come into effect in the future.

                          II. PAYMENTS AND PREPAYMENTS

        2.01 Payments.

                (a) On August 29, 1996 the Maker shall pay the Payee the principal amount of One Hundred Thousand Dollars ($100,000.00), together with all accrued and unpaid interest on this Note. On November 1, 1996 the Maker shall pay to the Payee the principal amount of Two Hundred Fifty Thousand Dollars ($250,000.00), together with all accrued and unpaid interest on this Note. On January 15, 1997 the Maker shall pay to the Payee the principal amount of Two Hundred Fifty Thousand Dollars ($250,000.00), together with all accrued and unpaid interest on this Note. On April 15, 1997 the Maker shall pay to the Payee the entire outstanding principal amount of this Note, together with all accrued and unpaid interest on this Note.

                (b) Whenever any payment shall be due under this Note on a day which is not a Business Day (as hereinafter defined), the date on which such payment is due shall be extended to the next succeeding Business Day, and such extension of time shall be included in the computation of the amount of interest then payable. "Business Day" means a day other than a Saturday, Sunday or other day on which national banks in Austin, Texas are authorized to be closed.

                (c) All principal, interest and other sums payable under this Note shall be paid, not later than 1:00 o'clock p.m. (Austin, Texas time) on the day when due, in immediately available good, unrestricted fund in lawful money of the United States of America. Any payment under this Note or under any other Loan

Document (hereinafter defined) other than in the required amount in good, unrestricted funds in lawful money of the United States of America immediately available to the holder hereof shall not, regardless of any receipt or credit issued therefor, constitute payment until the required amount is actually received by the holder hereof in such funds and shall be made and accepted subject to the condition that any check or draft may be handled for collection in accordance with the practice of the collecting bank or banks.

        (d) All payments made as scheduled on this Note shall be applied, to the extent thereof, first to accrued but unpaid interest then due and payable and the balance to unpaid principal. Nothing herein shall limit or impair any rights of the holder thereof to apply as provided in the Loan Documents any past due payments, any proceeds from the disposition of any collateral by foreclosure or other collections after default. Except to the extent specific provisions are set forth in this Note or other Loan documents with respect to application of payments, all payments received by the holder hereof shall be applied, to the extent thereof, to the indebtedness secured by the Security Agreement referenced to in Section 3.01 below, in such order and manner as the holder hereof shall deem appropriate, any instructions from Maker or anyone else to the contrary notwithstanding.

        2.02 Prepayments. Payee shall have the right to prepay any portion of the Note in whole or in part, without payment of any penalty or premium whatsoever, without the prior written consent of the Payee.

        3.01 Security Agreement. This Note is secured by a Security Agreement dated the date hereof executed by the maker in favor of the Payee.


        3.02 Guarantees. This Note is guaranteed by a Guaranty dated the date hereof executed by Metrax GMBH in favor of the Payee and a Guaranty dated the date hereof executed by Heinz Bucher in favor of the Payee.

        3.03 Loan Documents. As used herein, the term "Loan Document" means this Note, and any other document now or hereafter securing, guaranteeing or executed in connection with this Note, as the same have been or may be amended, restated, modified or supplemented from time to time.

                                  IV.  DEFAULT

        4.01 Default. The occurrence of any one of the following shall be a default under this Note ("Default"):

                (a) Any principal, interest or other amount of money due under this Note is not paid in full when due, regardless of how such amount may have become due; or

        (b) The occurrence of any default or event of default under any of the Loan Documents.

        4.02 Remedies.

        (a) Any Default under this Note shall constitute a default under each of the loan Documents, and any default under any of the Loan Documents shall constitute a Default under this Note and an event of default under each of the Loan Documents. Upon the occurrence of a Default, the holder hereof shall have the right to declare the unpaid principal balance and accrued but unpaid interest on this Note immediately and payable (and upon such declaration, the same shall be immediately due and payable), to foreclose any liens and security interests securing payment hereof and to exercise any of its other rights, powers and remedies under this Note, under any other Loan Document, or at law or in equity.

        (b) Neither the failure by the holder hereof to exercise, nor delay by the holder hereof in exercising, the right to accelerate the maturity of this Note or any other right, power or remedy upon any Default shall be construed as a waiver of such Default or as a waiver of the right to exercise any such right, power or remedy at any time. No single or partial exercise by the holder hereof of any right, power or remedy shall exhaust the same or shall preclude any other or further exercise thereof, and every such right, power or remedy may be exercised at any time and from time to time. All rights and remedies provided for in this Note and in any other Loan Document are cumulative of each other and of any and all other rights and remedies existing at law or in equity, and the holder hereof shall, in addition to the rights and remedies provided herein or in any other Loan Document, be entitle to avail itself of all such other rights and remedies as may now or hereafter exist at law or in equity for the collection of the indebtedness owing hereunder, and the resort to any right or remedy provided for hereunder or under any such other Loan Document or provided for by law or in equity shall not prevent the concurrent or subsequent employment of any other appropriate rights or remedies. Without limiting the generality of the foregoing provisions, the acceptance by the holder hereof from time to time of any payment under this Note which is past due or which is less than the payment in full of all amounts due and payable at the time of such payment, shall not (i) constitute a waiver of or impair or extinguish the rights of the holder hereof to accelerate the maturity of this Note or to exercise any other right, power or remedy at the time or at any subsequent time, or nullify any prior exercise of any such right, power or remedy, or (ii) constitute a waiver of the requirement of punctual payment and performance, or a novation in any respect.

        (c) If any holder of this Note retains an attorney in connection with any Default or at maturity or to collect, enforce or defend this Note or any other Loan Document in any lawsuit or in any probate, reorganization, bankruptcy or other proceeding, or if Maker sues any current or former holder in connection with this Note or any other Loan Document and does not prevail, then Maker agrees to pay to each such holder, in addition to principal and interest, all reasonable costs and expenses incurred by such holder in trying to collect this Note or in any such suit or proceeding, including reasonable attorney's fees.

        4.03 Waiver by Maker. Except for notices specifically provided for herein, the Maker and all sureties, endorsers, accommodation parties, guarantors and other parties now and hereafter liable for the payment of this Note, in whole or in part, hereby severally: (i) waive demand, notice of demand, presentment for payment, notice of nonpayment, notice of default, protest, notice of protest, notice of intent to accelerate, notice of acceleration, notice of dishonor and all other notices, and further waive diligence in collecting this Note, in taking action to collect this Note, in bringing suit to collect this Note, or in enforcing this Note or any security for this Note; (ii) agree to the release of any party primarily or secondarily liable for the payment of this Note; (iii) agree that Payee shall not be required to first institute suit or exhaust its remedies hereon against the Maker or others liable or to become liable for the payment of this Note or to enforce its rights against any security for the payment of this Note, unless otherwise specifically provided in this document creating such liability; and
(iv) consent to any extension of time for the payment of this Note, or any installment hereof, made by agreement by payee with any person now or hereafter liable for the payment of this Note, even if the Maker is not party to such agreement.

                               V.  MISCELLANEOUS

        5.01 Business Purpose. Maker hereby represents and warrants to Payee that the loan evidenced by this Note is made solely for business, commercial, investment, or other similar purpose and is not for personal, family, household or agricultural purposes.

        5.02 Time of the Essence. Time shall be of the essence in this Note with respect to all of Maker's obligations hereunder.

        5.03 Attorneys Fees and Costs. If an Event of Default shall occur, and in the event that thereafter this Note is placed in the hands of an attorney for collection, or in the event this Note is collected in whole or in part through legal proceedings of any nature, then and in any such case the Maker promises to pay, and there shall be added to the unpaid principal balance hereof, all reasonable costs of collection, including but not limited to reasonable attorneys' fees incurred by the Payee, on account of such collection, whether or not suit is filed.

        5.04 Headings. the article and section headings used in this note are for convenience of reference only, and shall not affect the meaning or interpretation of this Note.

        5.05 Notices and Demands.

                (a) Any notice or demand to be given or to be served upon the Maker in connection with this Note must be in writing and shall be given by certified or registered mail, properly addressed, with postage prepaid, addressed to the Maker as follows:

                Metrax Medical, Inc.
                [Address]

or at such other address as the Maker may designate from time to time by written notice given to the Payee. Any notice or demand will be deemed given when notice or demand is deposited in an authorized depository under the care and custody of the United States Postal Service.

                (b) Any notice or demand to be given or to be served upon the Payee in connection with this Note must be in writing and shall be given by certified mail, properly addressed, with postage prepaid, addressed to the Payee as follows:

                Durian Securities, Inc.
                885 Third Avenue, 34th Floor
                New York, NY 10022
                Telecopy No.: (212) 751-9501
                Attention: David Persing, Esq.
                           Sr. Vice President and General Counsel

or at such other address as the Payee may designate from time to time by written notice given to the Maker. Any notice or demand will be deemed given when actually received by Payee.

        5.06 Governing Law. This Note, and its validity, enforcement and interpretation, shall be governed by Texas law (without regard to any conflict of laws principles) and applicable United States Federal law.

        5.07 Successors and Assigns. Maker acknowledges and agrees that the holder of this Note may, from time to time, sell or offer to sell this Note, or interests therein, to one or more assignees or participants. The undersigned hereby consents to same and authorizes the holder of this Note to disseminate to any such assignee or participant or prospective assignee or participant any information it has pertaining to this Note, including, without limitation, credit information on the undersigned or any of its principals. The term "Payee" shall include all of Payee's successors and assigns to whom the benefits of this Note shall inure.

        5.08 Amendments. This Note may not be changed, amended or modified except in a writing expressly intended for such purpose and executed by the party against whom enforcement of the change, amendment or modification is sought.

        5.09 Enforceability and Severability. All terms, conditions and provisions of this Note are severable, and this Note shall be interpreted and enforced as if all completely invalid or unenforceable terms, conditions and/or provisions, as the case may be, were not contained herein and partially valid and enforceable terms, conditions and/or provisions shall be enforced to the extent valid and enforceable.

THIS NOTE, AND THE PROVISIONS OF THE PURCHASE AGREEMENT GIVING RISE TO THE OBLIGATIONS UNDERLYING THIS NOTE, REPRESENT THE FINAL AGREEMENT BETWEEN THE PARTIES, AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES.

THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES.


        IN WITNESS WHEREOF, the Maker has caused this Note to be duly executed this 19th day of August 1996.

                                METRAX MEDICAL, INC.

                                By:  /s/ unreadable
                                   --------------------
                                   Name:
                                   Title: